Exhibit 99.1

James Hardie Industries plc
Europa House 2nd Floor,
                                      Harcourt Centre
                                      Harcourt Street, Dublin 2, Ireland

                                      T: +353 (0) 1 411 6924
                                      F: +353 (0) 1 479 1128

23 May 2018
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Fiscal Year 2018 Reports
James Hardie announced today that it has filed the following documents relating to fiscal year 2018 with the ASX:

●	Combined Australian Annual Report/Annual Report on Form 20-F, which has also been filed with the United States Securities and Exchange Commission (SEC); and
●	Annual Review.

Copies of each of these documents are available on the company’s investor relations website at www.ir.jameshardie.com.au.

Shareholders who wish to receive a hard copy of the company’s 20-F free of charge should contact the company’s Investor relations office on +61 2 8845 3353.
Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.
Yours faithfully

Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),
Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom),
Steven Simms (USA), Rudy van der Meer (Netherlands).
Chief Executive Officer and Director: Louis Gries (USA)
Company number: 485719
ARBN: 097 829 895